NORTHERN DYNASTY ANNOUNCES INCREASE TO BOUGHT DEAL OFFERING OF
COMMON SHARES

January 12, 2017, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) is pleased to announce that as a result of strong demand, it has increased the size of its previously announced bought deal offering to 17,600,000 common shares of the Company (the “Offered Shares”) at the price of US$1.85 per Offered Share (the “Issue Price”) for aggregate gross proceeds of US$32.56 million (the “Offering”). The offering was made through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, TD Securities Inc. and BMO Capital Markets (collectively, the “Underwriters”).

In addition, the Company has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 2,640,000 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering for potential additional gross proceeds to the Company of up to approximately US$4.88 million.

The Offered Shares will be offered by way of a short form prospectus in all provinces in Canada, except Quebec, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10 relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Offered Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

The Offering is expected to close on or about January 26, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE MKT. Proceeds of the Offering are anticipated to be used for (i) advancement of the Company’s multi-dimensional strategy to address the pre-emptive regulatory action of the U.S. Environmental Protection Agency under Section 404 (c) of the Clean Water Act; (ii) to prepare the Pebble Project for the initiation of federal and state permitting under the U.S. National Environmental Policy Act; (iii) environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan for the Pebble Project, (iv) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government and among Alaska Native partners and broader regional and state-wide stakeholder groups, (v) Alaskan corporate, tenure and site maintenance, (vi) general corporate purposes, and (vii) working capital requirements.

The preliminary short form prospectus is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Offering may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co. in the United States, Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: (212) 829-7122; TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; TD Securities (USA) LLC in the United States (tel: 212-827-7392),

31 W 52nd Street, New York NY 10019; BMO Capital Markets in Canada by email at torbramwarehouse@datagroup.ca; or BMO Capital Markets Corp. in the United States, Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering, the amount of funds to be raised, the use of proceeds of the Offering, the success of the Company’s multi-dimensional strategy to address the pre-emptive action of the EPA, the ability of the Company to proceed with permit applications for the development of the Pebble Project, the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project and the ability of the Company to secure required Canadian and US regulatory and stock exchange acceptances for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.